April 16, 2010
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall, Assistant Director
Re:	Denbury Resources Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 001-12935
Dear Mr. Schwall:
     On behalf of Denbury Resources Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated March 31, 2010, and the Staff’s letter dated April 8, 2010 containing one additional comment. For your convenience, we have repeated each of the comments set forth in the Staff’s letter (in bold text) and followed each comment with the Company’s response (in normal text).
Form 10-K for Fiscal Year Ended December 31, 2009
Business, page 4
Production and Unit Prices, page 19
1.	We note from your disclosure under this heading that “Information regarding average production rates, unit sale prices and unit costs per BOE are set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Operating Results” included herein.” Based on this disclosure, please refer us to the specific page where disclosures meant to comply with Items 1204(b)(1) and 1204(b)(2) of Regulation S-K are located.
Response:
     In compliance with Items 1204(b)(1) and 1204(b)(2) of Regulation S-K, the Company’s 2009, 2008 and 2007 average sales price per unit of oil, average sales price per unit of natural gas, and its average production costs for those periods, are disclosed on page 53 of the Company’s 2009 Form 10-K.

Reserve Estimates, page 24
2.	We note your footnote (1) disclosure on page 24 indicating that certain of your proved undeveloped reserves have a development period that extended beyond 5 years and in certain circumstances have been held as proved undeveloped for a period greater than 5 years. It does not appear appropriate to classify these as proved reserves as the conditions describe in footnote (1) do not appear to constitute “specific circumstances” under Rule 4-10(31)(ii) of Regulation S-X. Refer to question 131-03 of the Compliance and Disclosure Interpretations. You can find this interpretation at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm. Please advise or revise.
Response:
     All of our proved undeveloped reserves (PUDs) that are scheduled for development more than 5 years from the effective date of the reserve report or that have been carried as PUDs for longer than 5 years are associated with CO2 enhanced oil recovery (“CO2 EOR”) projects. We believe that these reserves satisfy the conditions of Rule 4-10(31)(ii) of Regulation S-X so as to fall within the “specific circumstances” exception of that rule. Among the reasons that the development of these CO2 EOR projects meet the “specific circumstances” criteria, are the following:
•	We have and continue to follow a previously adopted development plan for each of these projects. CO2 EOR projects are designed based on a variety of factors such as CO2 supply development, available CO2 volumes, maximizing rate of return, optimization of the CO2 recycle facility, capacity of the recycle facility, and other factors. Once the development plan is established it is very difficult to alter the development of the field. Because of these criteria, smaller fields tend to have shorter development periods and larger fields have longer development periods. Very large fields may have development periods in excess of ten years. CO2 EOR projects, where we have PUDs scheduled for development more than 5 years from the date of recording PUD reserves related to those projects, or where PUDs have been carried for more than five years, were initiated in 2003, 2004, and 2005. The Company has followed, and continues to follow, the development plans in each field with only very minor adjustments since the initiation of each project.

•	We have significant ongoing development activities in each of these CO2 EOR projects. In each of these CO2 EOR projects, ongoing development activities include development drilling and reentering wells, including the conversion of certain wells to CO2 injection wells, installation of production flow lines, expansion of the facilities primarily for increasing the CO2 recycling capacities, and other necessary development work. The Company currently spends in excess of 60% of its total capital expenditures in CO2 related activities, and CO2 EOR reserves account for approximately 65% of its proved reserves at December 31, 2009. CO2 EOR is the Company’s core business strategy.

•	We have a historical record of completing the development of comparable long-term projects. The Company has been developing CO2 EOR projects since 1999. To date, the Company has initiated 13 CO2 EOR projects. None of the CO2 EOR PUDs recognized since 1999 associated with these long-term projects have experienced a downward revision because of the failure to develop the PUDs. Only 3.0 MMBOE of the PUDs existing at December 31, 2009 are expected to remain in the PUDs classification beyond 5 years from December 31, 2009.
     The PUDs included the Company’s December 31, 2009 reserve report that at that date had been held as PUDs for longer than 5 years total approximately 3.6 MMBOE, which represents only 1.7% of the Company’s total proved reserves. The PUDs included in the Company’s December 31, 2009 reserve report that are expected to remain classified as PUDs more than 5 years after that date total approximately 3.0 MMBOE, which represents only 1.4% of total proved reserves.
3.	In addition, please tell us how you considered providing the conversion rate of proved undeveloped to proved developed reserves, as contemplated by Item 1203(b) of Regulation S-K.
Response:
     Item 1203(b) requires the disclosure of “material” changes in PUDs during the year. Approximately 84% of the decrease in the Company’s PUDs during 2009 was due to the sale of its Barnett Shale natural gas assets which is disclosed on page 23 of the Company’s 2009 Form 10-K. In this disclosure, the Company also included a discussion of its PUDs at December 31, 2009. The Company did not disclose the PUDs that were converted into proved developed reserves in its 2009 Form 10-K, as during the year only 4.8 million barrels of CO2 EOR PUDs were converted to developed reserves (approximately 2.3% of total proved reserves).
Management’s Discussion and Analysis of Financial Condition of Results of Operations, page 39
Production, page 54
4.	We note you present average daily production by area for 2009, 2008 and 2007, and for each of the quarters of 2009 in the table under this heading. Based on this presentation, please tell us how your disclosure complies with Item 1204(a) of Regulation S-K, which requires disclosure of production for each of the last three fiscal years by final product sold, or otherwise advise.
Response:
     The disclosures intended to satisfy Item 1204(a) of Regulation S-K can be found on pages 17 and 53 of the Company’s 2009 Form 10-K. Please note that the Company operates exclusively in the United States and at December 31, 2009, only one field, the Tinsley Field, contained 15% or more of the Company’s total proved reserves expressed on an oil-equivalent-barrels basis. The disclosure on pages 17 and 53 include the following information:
•	Tinsley Field’s average daily production volumes of oil for 2009 and 2008 on page 17 of our 2009 Form 10-K (see footnote (3) to the Field Summaries table).

Please note that Tinsley Field’s tertiary production did not commence until 2008 and its only production is oil.
•	The Company’s average daily production volumes of oil and natural gas (and on a combined oil-equivalent-barrels basis) for 2009, 2008 and 2007 are disclosed on page 53 of its 2009 Form 10-K.
     The daily production volumes disclosure on page 54 was included to provide meaningful information to investors on our area of operations and was not intended to satisfy the requirements of Item 1204(a) of Regulation S-K.
Note 1. Significant Accounting Policies, page 76
Oil and Natural Gas Operations, page 76
Ceiling Test, page 77
5.	We note your disclosure that you include the portion of net capitalized costs of CO2 assets and CO2 pipelines that are required for your current proved tertiary reserves in the net capitalized costs subject to the ceiling test. Please clarify how you determined that inclusion of these amounts as a component of costs to be capitalized is consistent with the full cost method of accounting, as contemplated by Item 4-10(c)(2) of Regulation S-X. In addition, please clarify how costs of CO2 assets and CO2 pipelines that are not required for your current proved tertiary reserves are tested for impairment.
Response:
     Our ability to produce our current proved tertiary reserves through the application of enhanced oil recovery techniques depends on having sufficient amounts of CO2 delivered to the tertiary fields. We believe that including the capitalized cost associated with these CO2 assets and CO2 pipelines as a component of costs to be capitalized under Regulation S-X Item 4-10(c)(2) for the purpose of determining the limitation on capitalized costs in Regulation S-X Item 4-10(c)(4) is appropriate because the CO2 is a development activity cost. We note that development costs, as defined in Regulation S-X Item 4-10(a)(16), includes the costs incurred to provide improved recovery systems.
     The CO2 assets and CO2 pipelines which have not been included in net capitalized costs subject to the ceiling test are evaluated for impairment under the guidance in FASB Codification 360-10-35, Impairment or Disposal of Long-Lived Assets. As such, in determining if these CO2 assets and CO2 pipelines are impaired, the Company compares the net capitalized cost to the undiscounted cash flows from those assets.
CO2 Pipelines, page 79
6.	We further note your disclosure that you depreciate your CO2 pipelines over their estimated useful lives. Based on this disclosure, please clarify for us whether you have CO2 pipelines dedicated to individual fields, or otherwise advise. In addition, please explain to us how your method of depreciation associated with these CO2 pipelines would be impacted when production ceases at an individual field, if applicable, or otherwise advise.

Response:
     Our 2009 Form 10-K has a discussion of our CO2 pipelines on page 10. The Company’s main CO2 pipelines are not dedicated to a single field. These CO2 pipelines initiate at our CO2 source at Jackson Dome near Jackson, Mississippi and have been strategically routed to maximize their location to provide CO2 to multiple tertiary oil fields. In addition, the Company owns short lateral lines that run from these main CO2 pipelines to individual fields. We estimated the useful life of each CO2 pipeline based upon the lesser of the useful life of the pipeline or the expected tertiary productive periods of the field(s) to which these CO2 pipelines provide CO2. Because of this method of determining the useful life of these pipelines, each CO2 pipeline will be fully amortized when the tertiary production ceases at oil field(s) serviced by that CO2 pipeline.
Comment 1 from the Staff’s letter dated April 8, 2010 follows:
Exhibit 99
Appraisal Report as of December 31, 2009
Summary and Conclusions, page 16
7.	We note the statement on page 17 that the appraisal “report has been prepared at the request of Denbury and should not be used for purposes other than those for which it is intended.” Please explain to us in greater detail the purposes for which this report is intended and whether this statement is meant to qualify the use of this report or limit potential investor reliance. Similar concerns exist concerning the statement on page 15 regarding the ‘scope’ of the report.
Response:
The Appraisal Report prepared by DeGolyer and MacNaughton (“D&M”) was prepared at the request of the Reserve Committee of the Company’s Board of Directors’ for the purpose of disclosure in the Company’s December 31, 2009 Form 10-K. The Appraisal Report was prepared in accordance with the then existing rules and regulations of the Securities and Exchange Commission for disclosure in Form 10-K. The statement on page 15 is intended to convey to investors that D&M does not claim to be an expert in accounting or legal matters. Neither the qualification on page 17 nor the ‘scope’ of the report was intended to limit potential investor reliance on the Appraisal Report. D&M has informed the Company that the statement the Staff refers to on page 17 will not be included in future appraisal reports.
In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2007, or by fax at 972-673-2150.

Sincerely,
/s/ Mark C. Allen
Mark C. Allen
Sr. Vice President and Chief Financial Officer